Contact

www.linkedin.com/in/docschang
(LinkedIn)

Top Skills

Strategic Vision
Data Analytics
Internal Medicine

Simon Chang, DO

Founder/CEO @ eNavvi | Internal Medicine Physician |
Los Angeles, California, United States

Experience

Kaiser Permanente

Hospitalist
November 2022 - Present (1 year 6 months)
United States

Locum Hospitalist

eNavvi

Chief Executive Officer, Co-Founder
July 2017 - Present (6 years 10 months)
Los Angeles, California, United States

Olive View - UCLA Medical Center

3 years 4 months

Hospitalist
July 2022 - September 2023 (1 year 3 months)

Internal Medicine Resident Physician
June 2020 - June 2022 (2 years 1 month)

Stony Brook Medicine

Med Peds Resident Physician
July 2019 - June 2020 (1 year)
Stony Brook, New York, United States

Combined Internal Medicine and Pediatrics Program

Education

Western University of Health Sciences

Doctor's Degree, Doctor Of Osteopathic Medicine · (August 2015 - June 2019)

Lund University

Biomedicine and Healthcare Delivery · (December 2012 - January 2014)

University of California, Davis

Bachelor of Science - BS, Genetics · (2011 - 2014)